

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 13, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Thomas F. Wolfe
Chief Financial Officer
Affinity Group Holding, Inc.
2575 Vista Del Mar Drive
Ventura, CA 93001

> **Re: Affinity Group Holding, Inc.**
> **Affinity Group, Inc.**
> **Forms 10-Q for the period ended June 30, 2006**
> **File Nos. 000-22852 and 333-124109**

Dear Mr. Wolfe:

        We have reviewed your response dated October 6, 2006, and have the following comments. Unless otherwise indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" under both file numbers, with a copy to the staff. Please respond within ten (10) business days.

Forms 10-Q for the Quarterly Period Ended June 30, 2006

Note 1 - Basis of Presentation

1. After reviewing your response to our previous comment 4, it appears your current disclosure does not completely explain the accounting impact of the change to a Subchapter S corporation, nor does it clearly indicate the source of the newly recorded deferred tax liabilities presented in your June 30, 2006 unaudited balance sheet. Please revise your disclosure regarding the change in tax status to indicate that your "revaluation" was actually the elimination of deferred tax assets and liabilities associated with those entities whose tax status has changed to Subchapter S. Also, please explain to us and revise your disclosure to indicate the facts and circumstances surrounding the recognition of "built in gains" as discussed in your 10-Q disclosure and response.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief